Exhibit 99.1

Arrowpoint Capital Upgrades its Cloud-Based Reinsurance Capabilities with Sapiens

The North American insurer and financial services company migrates to Sapiens ReinsurancePro version 8 in the cloud, which offers faster processing and streamlined functionality

Raleigh, North Carolina and Holon, Israel – May 5, 2020 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced that Arrowpoint Capital, a company built on its experience in both run-off and active insurance business by “redefining success” through development and execution of comprehensive solutions to manage claims and satisfy policyholder obligations, has upgraded to version 8 of the cloud-based Sapiens ReinsurancePro solution.

Arrowpoint Capital has transitioned from a previous version, a mainframe COBOL-hosted system, to Sapiens ReinsurancePro, a SQL Server/Java technology hosted system deployed over the cloud. Arrowpoint Capital will benefit from Sapiens ReinsurancePro’s faster processing and streamlined functionality. The move helps reduce operational costs and eliminated the risk of obsolete technology supporting a key application.

This upgrade follows Sapiens’ announcement that the company signed its 100th reinsurance customer.

“Arrowpoint Capital views Sapiens as a long-term and strategic vendor with extensive reinsurance knowledge and experience,” said Stewart Edgerton, Accounting Systems manager. “Its team understands the North American market and offers modern reinsurance technology over the cloud, which has empowered Arrowpoint Capital with improved flexibility and agility. This latest version of Sapiens ReinsurancePro is intuitive to use and offers innovative features.”

Edgerton continued: “The Sapiens and Arrowpoint Capital teams worked together well and the project proceeded smoothly.”

“Sapiens is pleased to move Arrowpoint’s hosted solution to version 8 of Sapiens ReinsurancePro in the cloud,” said Matthew Simmers, head of Reinsurance for the Americas, Sapiens. “The solution continues to evolve, from architectural and functional standpoints. One of our roles as a managed services provider is to make the transition to the latest version as seamless as possible, so customers can benefit from the solution’s new features. We look forward to a continued, mutually beneficial relationship with Arrowpoint Capital.”

Sapiens reinsurance solutions have reliably served customers across the globe, including many tier 1 providers, for over three decades. These systems enable insurers of all sizes to manage their entire lifecycle and all types of reinsurance contracts for property & casualty (P&C), including contract management, technical accounting, reinsurance claims management, financial & regulatory, and reporting.

About Arrowpoint Capital

Arrowpoint Capital acquired the U.S. insurance operation of Royal & Sun Alliance Insurance Group plc in 2007. Since then, the company has built on its experience in both run-off and active insurance businesses as it continues to manage claims and satisfy policyholder obligations. The management team brings strong experience and a deep understanding of the insurance business to Arrowpoint Capital’s operations. Arrowpoint Capital conducts business through one risk-bearing company, Arrowood Indemnity Company.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 500 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Media Contact

Alex Zukerman

CMO and Chief of Strategy, Sapiens

+972 546 724 910

alex.zukerman@sapiens.com